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                                                        Filed by NCO Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933

                                 Subject Company: NCO Portfolio Management, Inc.
                                                    Commission File No.000-32403


ON OCTOBER 22, 2003 NCO GROUP, INC. ISSUED THE FOLLOWING PRESS RELEASE:



[GRAPHIC OMITTED]
                                                                    NEWS RELEASE

For Immediate Release


                         NCO GROUP ANNOUNCES PROPOSAL TO
                   ACQUIRE MINORITY INTEREST OF NCO PORTFOLIO


HORSHAM, PA, October 22, 2003 - NCO Group, Inc. ("NCOG" or the "Company") (Nasdaq: NCOG), a leading provider of accounts receivable management and collection services, announced today that it has presented the Board of Directors of NCO Portfolio Management, Inc. ("NCPM") (Nasdaq: NCPM) with a proposal to acquire all of the outstanding common stock of NCPM owned by the minority stockholders of NCPM. NCOG currently owns approximately 63% of the outstanding shares of NCPM.

Under the proposal, NCOG would issue NCOG common stock with a fair market value of $7.05 to the minority stockholders of NCPM for each share of NCPM common stock, but not more than 0.3066 shares and not less than 0.2712 shares of NCOG common stock per share of NCPM common stock. The fair market value would be based on the average closing prices of NCOG common stock during the 20 trading-day period ending two trading days prior to the closing date of the proposed transaction. NCOG understands that the Board of Directors of NCPM has formed a special committee of the independent directors of NCPM to evaluate the proposal and that the special committee has retained legal counsel and investment bankers to assist it in the process.

Based on the current proposal, NCOG expects that it would issue approximately
1.5 million share of NCOG common stock in the acquisition.

The proposal is subject to customary terms and conditions, including the execution of a definitive merger agreement, the receipt of all applicable regulatory approvals and the approval of the definitive merger agreement by the boards of directors of both companies and the stockholders of NCPM.

Commenting on the offer, Michael J. Barrist, Chairman and Chief Executive Officer, stated, "We believe that the purchase of NCPM's minority interest would allow us to eliminate redundant costs and realize certain efficiencies. In addition, it should allow NCPM's management team to capitalize on business opportunities without the added time and effort associated with being a separate public company. If the transaction is completed, we expect to continue to operate NCPM as a separate business unit within NCOG."

NCO Group, Inc. is the largest provider of accounts receivable collection services in the world. NCO provides services to clients in the financial services, healthcare, retail and commercial, utilities, education, telecommunications, and government sectors.




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This press release shall not constitute an offer of any securities for sale.
There can be no assurance that the proposed transaction will be consummated on the terms described or at all. Stockholders of NCPM are urged to read all relevant documents to be filed with the Securities and Exchange Commission as they will contain important information about the proposal. Stockholders of NCPM will be able to obtain any relevant documents, when available, without charge at the SEC's Internet site (http://www.sec.gov). If the proposed transaction proceeds, stockholders of NCPM will be able to obtain any proxy statement/prospectus, when available, without charge, by directing a request to NCPM at 1804 Washington Boulevard, Department 200, Baltimore, MD 21230.

For further information:

At NCO Group, Inc.
Michael J. Barrist,
Chairman and CEO
Steven L. Winokur,
EVP of Finance, CFO and
COO of Shared Services
(215) 441-3000
www.ncogroup.com
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Certain statements in this press release, including, without limitation, statements as to completion of any transaction between NCOG and NCPM or the value of any such transaction, if completed, to the stockholders of NCPM, and all other statements in this press release, other than historical facts, are forward-looking statements, as such term is defined in the Securities Exchange Act of 1934, which are intended to be covered by the safe harbors created thereby. Forward-looking statements are subject to risks and uncertainties, are subject to change at any time and may be affected by various factors that may cause the transaction not to be completed or completed on terms other than described in this press release. NCOG disclaims any intent or obligation to update forward-looking statements contained in this press release.

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